  Exhibit 99.1

High Tide Executes a Term Sheet for $40MM of Credit Facilities with a Big 5 Canadian Chartered Bank As its New Senior Lender

CALGARY, AB, May 5, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today announced that it has signed a term sheet (the "Term Sheet") with one of Canada's Big 5 chartered banks (the "Lender") in respect of new senior secured credit facilities (the "New Credit Facilities") in the principal amount of $40 million. Upon closing, the New Credit Facilities will replace the Company's existing senior credit facility with connectFirst Credit Union. The name of the Lender will be disclosed at closing, which is expected within 60 days subject to satisfaction of customary conditions precedent.

High Tide Inc., May 5, 2026 (CNW Group/High Tide Inc.)

"Having a Big 5 Canadian bank step in as our senior lender marks a clear inflection point for High Tide. This is not just access to capital -- it is institutional validation of the scale, consistency, and quality of the business we've built. Our model is delivering where others have struggled, and that discipline is now translating into materially lower-cost capital," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"In a capital-constrained industry, access to low-cost, scalable financing is a structural advantage -- and one we intend to fully leverage. This facility strengthens our ability to pursue accretive growth across our retail network, scale our German platform through Remexian, and expand into other federally legal markets, all while maintaining the disciplined financial approach that continues to set High Tide apart," added Mr. Grover.

Transaction Details

The Term Sheet is for two committed facilities:

  A $25 million committed revolver facility to be used to refinance the Company's loan with connectFirst at closing, general working capital / corporate requirements, permitted acquisitions and permitted investments.  The facility is to have a three-year maturity.  The balance at connectFirst is expected to be a little over $6 million at closing, resulting in almost $19 million of available room on the revolver facility.
  A $15 million committed delayed draw term loan to be used to refinance the Company's existing $15 million second-lien debentures.  The Company can elect to draw on this facility at its option, and it will be repaid over a seven-year amortization period.
  The applicable interest rate will depend on the Company's leverage in the future, but range between Prime + 2% and Prime + 3%.
  Financial covenants associated with The Facilities include maintaining: Senior Funded Debt / EBITDA <2.0x; Total Funded Debt / EBITDA < 3.0x; and a Minimum Fixed Charge Coverage Ratio > 1.25x.  The Company has tested its internal model with these covenants and expects to be comfortably in compliance with all financial covenants.

Signing the Term Sheet represented the conclusion of a multi-month process which included obtaining terms from multiple Tier 1 lenders. Beshay Soliman George (BSG) LLP assisted the Company during this process.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 221 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: that the New Credit Facilities will close on the terms and within the timelines set out in this press release, the use of proceeds from the New Credit Facilities being utilized as outlined herein, the ability of the Company to comply with the financial covenants, the anticipated effects of the New Credit Facilities on the business and operations of High Tide, and the ability of the Company to enter new markets. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 05-MAY-26